SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_____________

Under the Securities Exchange Act of 1934

SCHEDULE 13G/A

(Amendment No.  5)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE  SECURITIES EXCHANGE ACT OF 1934

BITSTREAM INC.
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

91736108
(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

                Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐     Rule 13d-1(d)

(1)		NAME OF REPORTING PERSON NV North American Opportunity Fund S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0454389
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 1,301,662
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 1,301,662
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,662
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
(12)	TYPE OF REPORTING PERSON CO

(1)		NAME OF REPORTING PERSON Millennium Group LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 36-4263954
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 1,301,662
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 1,301,662
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,662
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
(12)	TYPE OF REPORTING PERSON IA

(1)		NAME OF REPORTING PERSON Highland Park Partners Fund LP S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 1,301,662
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 1,301,662
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,662
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
(12)	TYPE OF REPORTING PERSON PN

(1)		NAME OF REPORTING PERSON HPP GP LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 1,301,662
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 1,301,662
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,662
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
(12)	TYPE OF REPORTING PERSON IA

(1)		NAME OF REPORTING PERSON Trent Stedman S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 1,301,662
	(6)	SHARED VOTING POWER 0
	(7)	SOLE DISPOSITIVE POWER 1,301,662
	(8)	SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,301,662
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.7%
(12)	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Bitstream Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

315 First Street, Cambridge MA 02142

Item 2(a).	Name of Persons Filing:

(i) NV North American Opportunity Fund
(ii) Millennium Group LLC
(iii) Highland Park Partners Fund LP
(iv) HPP GP LLC
(v) Trent Stedman

(collectively, the "Reporting Persons" and each a "Reporting Person")

Item 2(b).	Address of Principal Business Office or, if None, Residence:

799 Central Ave, Suite 350, Highland, IL 60035

Item 2(c).	Citizenship:

(i) NV North American Opportunity Fund, Cayman Islands
(ii) Millennium Group LLC, Illinois
(iii) Highland Park Partners Fund LP, Delaware
(iv) HPP GP LLC, Delaware
(v) Trent Stedman, USA

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

91736108

Item 3.	If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer Registered under Section 15 of the Act (15 U.S.C. 78o)

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e) ☐	Investment Adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E)

(f) ☐	Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

(g) ☐	Parent Holding Company or control person in accordance with ss. 240.13d-1(b)(ii)(G),

(h) ☐	Savings Association as defined in ss. 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i) ☐	Church plan that is excluded from the definition of an investment company under ss. 3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j) ☐	Group, in accordance with ss. 240.13d-1(b)(ii)(J)

Item 4.	Ownership.

(i)	NV North American Opportunity Fund(1)

(a) Amount beneficially owned: 1,301,662

(b) Percent of class: 13.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,301,662

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,301,662

(iv) Shared power to dispose or to direct the disposition of: 0

__________________
(1)	NV North American Opportunity Fund directly beneficially owns 1,090,562 shares of Class A Common Stock. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 208,900 shares of Class A Common Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman directly beneficially owns 2,200 shares of Class A Common Stock in a personal trading account. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC. Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Class A Common Stock subject to this filing. The percentage of beneficial ownership of 13.7% (or 1,301,662 shares of Class A Common Stock) is based on 9,522,005 shares of Class A Common Stock that were outstanding as of November 12, 2008 (as set forth on the Issuer's Form 10-Q, filed on November 14, 2008 with the Securities and Exchange Commission).

(ii)	Millennium Group LLC(2)

(a) Amount beneficially owned: 1,301,662

(b) Percent of class: 13.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,301,662
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,301,662
(iv) Shared power to dispose or to direct the disposition of: 0

__________________
(2)	NV North American Opportunity Fund directly beneficially owns 1,090,562 shares of Class A Common Stock. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 208,900 shares of Class A Common Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman directly beneficially owns 2,200 shares of Class A Common Stock in a personal trading account. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC. Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Class A Common Stock subject to this filing. The percentage of beneficial ownership of 13.7% (or 1,301,662 shares of Class A Common Stock) is based on 9,522,005 shares of Class A Common Stock that were outstanding as of November 12, 2008 (as set forth on the Issuer's Form 10-Q, filed on November 14, 2008 with the Securities and Exchange Commission).

(iii)	Highland Park Partners Fund LP(3)

(a) Amount beneficially owned: 1,301,662

(b) Percent of class: 13.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,301,662
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,301,662
(iv) Shared power to dispose or to direct the disposition of: 0

__________________
(3)

NV North American Opportunity Fund directly beneficially owns 1,090,562 shares of Class A Common Stock. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 208,900 shares of Class A Common Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP.  Trent Stedman directly beneficially owns 2,200 shares of Class A Common Stock in a personal trading account.  Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC.  Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Class A Common Stock subject to this filing.  The percentage of beneficial ownership of 13.7% (or 1,301,662 shares of Class A Common Stock) is based on 9,522,005 shares of Class A Common Stock that were outstanding as of November 12, 2008 (as set forth on the Issuer's Form 10-Q, filed on November 14, 2008 with the Securities and Exchange Commission).

(iv)	HPP GP LLC(4)

(a) Amount beneficially owned: 1,301,662

(b) Percent of class: 13.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,301,662
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,301,662
(iv) Shared power to dispose or to direct the disposition of: 0

__________________
(4)	NV North American Opportunity Fund directly beneficially owns 1,090,562 shares of Class A Common Stock. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 208,900 shares of Class A Common Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP. Trent Stedman directly beneficially owns 2,200 shares of Class A Common Stock in a personal trading account. Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC. Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Class A Common Stock subject to this filing. The percentage of beneficial ownership of 13.7% (or 1,301,662 shares of Class A Common Stock) is based on 9,522,005 shares of Class A Common Stock that were outstanding as of November 12, 2008 (as set forth on the Issuer's Form 10-Q, filed on November 14, 2008 with the Securities and Exchange Commission).

(v)	Trent Stedman(5)

(a) Amount beneficially owned: 1,301,662

(b) Percent of class: 13.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,301,662
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,301,662
(iv) Shared power to dispose or to direct the disposition of: 0

__________________
(5)

NV North American Opportunity Fund directly beneficially owns 1,090,562 shares of Class A Common Stock. Millennium Group LLC is the investment manager of NV North American Opportunity Fund. Highland Park Partners Fund LP directly beneficially owns 208,900 shares of Class A Common Stock. HPP GP LLC is the general partner of Highland Park Partners Fund LP.  Trent Stedman directly beneficially owns 2,200 shares of Class A Common Stock in a personal trading account.  Trent Stedman is a member of Millennium Group LLC and is also the sole member of HPP GP LLC.   Trent Stedman, by virtue of his relationship to NV North American Opportunity Fund, Millennium Group LLC, Highland Park Partners Fund LP, and HPP GP LLC, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Class A Common Stock subject to this filing.  The percentage of beneficial ownership of 13.7% (or 1,301,662 shares of Class A Common Stock) is based on 9,522,005 shares of Class A Common Stock that were outstanding as of November 12, 2008 (as set forth on the Issuer's Form 10-Q, filed on November 14, 2008 with the Securities and Exchange Commission).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information in this statement is true, complete and correct.

Dated as of February 10, 2009	NV North American Opportunity Fund By: Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 10, 2009	Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Member

Dated as of February 10, 2009	Highland Park Partners Fund LP By: HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 10, 2009	HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 10, 2009	By: /s/ Trent Stedman
Trent Stedman

Exhibit A

Agreement of Joint Filing

Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G/A and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of February 10, 2009	NV North American Opportunity Fund By: Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 10, 2009	Millennium Group LLC

By: /s/ Trent Stedman
Trent Stedman, Member

Dated as of February 10, 2009	Highland Park Partners Fund LP By: HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 10, 2009	HPP GP LLC

By: /s/ Trent Stedman
Trent Stedman, Sole Member

Dated as of February 10, 2009	By: /s/ Trent Stedman
Trent Stedman